Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES April 6, 2010 Ref: 08-2010

Rare Element Files Final Prospectus

Vancouver, BC – Rare Element Resources Ltd. (TSX-V: RES) (“Rare Element” or the “Company”) announces that the final short form prospectus for the financing announced on March 17, 2010 has been filed with the securities regulatory authorities. The financing will be for up to 2,250,000 units (the “Units”) of the Company at a price of $3.50 per Unit (the “Offering Price”), for gross proceeds of up to $7,875,000. Each Unit is comprised of one common share and one-half of one transferable common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder thereof to purchase one common share of the Company (a "Warrant Share") for a period of 24 months from the closing of the financing at a price of $4.75 per Warrant Share. It is anticipated that the closing date for the financing will be on or about April 13, 2010.

The financing is being conducted on a “best efforts” basis, and is led by Pope & Company Limited with Jacob Securities Inc. as a syndicate partner (collectively, the “Agents”).  Global Hunter Securities LLC is the Company’s U.S. placement agent.  The Agents have the option (the “Over-Allotment Option”), exercisable at any time until the date which is 30 days following the closing date of the offering, to sell up to an additional 337,500 Units of the Company at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. Rare Element has been informed by the Agents that part, or all, of the Over-Allotment Option will be exercised by the Agents.

The closing of the financing is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange. The securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a “U.S. Person” (as defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States or in reliance on an exemption from such registration requirements. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company’s securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States.

Rare Element Resources Ltd (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property. Gold exploration in the Bear Lodge Mountains has been conducted for several decades with several companies significantly contributing to the database and understanding. Newmont Mining Corporation’s recent exploration efforts were the most comprehensive and extensive of these programs.

Rare Element's Bear Lodge property encompasses one of the largest disseminated rare-earth occurrences in North America (M H Staatz, 1983, US Geological Survey Professional Paper 1049D). In parallel with the gold-focused exploration project, Rare Element has completed an NI 43-101-compliant resource estimate and a Technical Report on the Bear Lodge Rare-Earth Mineralization. The Company holds a 100% interest in the property, is continuing with drilling and a metallurgical testing program, and has begun a scoping study to accomplish a preliminary engineering-economic assessment of the rare-earth project.

ON BEHALF OF THE BOARD
Donald E Ranta, PhD, PGeo,
President & CEO

For further information on Rare Element Resources Ltd., please refer to the Company's website at www.rareelementresources.com or contact:

Donald E Ranta, President & CEO, (604) 687-3520

don@rareelementresources.com

Mark T. Brown, CFO, (604) 687-3520 ext 242
mtbrown@pacificopportunity.com.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.